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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                (Name of Issuer)
                               BADGER METER, INC.

                         (Title of Class of Securities)
                          COMMON STOCK $1.00 PAR VALUE

                                 (CUSIP Number)
                                   056525-10-8

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
          JAMES L. FORBES, BADGER METER, INC., 4545 W. BROWN DEER ROAD,
                        MILWAUKEE, WI 53223 (414)355-0400

             (Date of Event which Requires Filing of this Statement)
                                 AUGUST 17, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsection 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Subsection 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                           SCHEDULE 13D

------------------------------------------ ---------------------------------------- ----------------------------------------
CUSIP NO.   056525-10-8                                                             Page   2   of   5   Pages
            -----------
------------------------------------------ ---------------------------------------- ----------------------------------------
--------- -------------------------------------------------------------------------------------------------------------------
          NAMES OF REPORTING PERSONS
1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          James L. Forbes

--------- -------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                      (a)  |_|
2                                                                                                               (b)  |_|

--------- -------------------------------------------------------------------------------------------------------------------
          SEC USE ONLY
3

--------- -------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
4         8K

--------- -------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)                   |_|
5

--------- -------------------------------------------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
6         USA

--------- -------------------------------------------------------------------------------------------------------------------
                                   SOLE VOTING POWER
                           7       5,389
        NUMBER OF
                           ------- ------------------------------------------------------------------------------------------
         SHARES                    SHARED VOTING POWER
      BENEFICIALLY         8       349,602
        OWNED BY
                           ------- ------------------------------------------------------------------------------------------
          EACH                     SOLE DISPOSITIVE POWER
        REPORTING          9       91,586
         PERSON
                           ------- ------------------------------------------------------------------------------------------
          WITH                     SHARED DISPOSITIVE POWER
                           10      --

--------- -------------------------------------------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11        354,991

--------- -------------------------------------------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                      |_|
12

--------- -------------------------------------------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        10.6%

--------- -------------------------------------------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON    (SEE INSTRUCTIONS)   IN
14

--------- -------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.    SECURITY AND ISSUER

     Badger Meter, Inc. Common stock, $1.00 Par Value, CUSIP #056525-10-8:
     Corporate headquarters:        Badger Meter, Inc.
                                    4545 W. Brown Deer Road
                                    Milwaukee, WI  53223-0099

ITEM 2.    IDENTITY AND BACKGROUND

      a) Name of reporting person:          James L. Forbes

      b) Business address:                  4545 W. Brown Deer Road
                                            Milwaukee, WI, 53223

      c) Principal occupation and name, principal business and address of employer:

         Mr. Forbes is Chairman and CEO of Badger Meter, Inc., 4545 W. Brown Deer Road, Milwaukee, Wisconsin, 53223. Badger Meter is a marketer and manufacturer of flow measurement technology products.

      d) During the last five years, Mr. Forbes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      e) During the last five years, Mr. Forbes was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      f) Citizenship:  Mr. Forbes is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Forbes is the beneficial owner of 349,602 shares of Badger Meter Common Stock, which have been voluntarily deposited into the Badger Meter Officers' Voting Trust. The depositing beneficiaries have a continuing beneficial interest in the deposited shares and may withdraw their shares at any time, subject to the terms of the Badger Meter Officers' Voting Trust.

         The Officers' Voting Trust has a $2.0 million bank credit line used to assist officers in financing the purchase of Company stock. Loans to the Officers' Voting Trust are guaranteed by the Company and the stock purchased by the officers using this credit facility is pledged to the Company to secure the loans. The Officers' Voting Trust holds shares with a value more than sufficient to cover the credit line. Approximately 30 officers have purchased Company stock using this credit facility.

ITEM 4.    PURPOSE OF TRANSACTION

         Mr. Forbes is the beneficial owner in terms of voting power, pursuant to Rule 13d-3, of 349,602 shares of Badger Meter Common Stock, $1.00 par value, as a result of his appointment as a co-trustee of the Badger Meter Officers' Voting Trust and the deposit of such shares into or the purchase of such shares through the Badger Meter Officers' Voting Trust.

         Mr. Forbes has no plans or no intentions with respect to the matters set forth in Item 4 of Schedule 13-D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

      a) Aggregate Number of Shares: 354,991 shares of Common Stock. Percentage of Class: 10.6%.
         Shares of Badger Meter Common Stock outstanding, August 17, 1999:
         3,343,387

      b) Number of shares as to which there is sole power to vote or to direct the vote: 5,389 shares, which includes no stock options exercisable within 60 days.

         Number of shares as to which there is shared power to vote or to direct the vote: 349,602 shares of Common Stock, which is 541,874 shares less than previously reported due the termination of the Badger Meter Voting Trust, for which Mr. Forbes had been a trustee, and certain repurchases of shares of Common Stock by Badger Meter, Inc. See Item 5(c).

         Number of shares as to which there is sole power to dispose or to direct the disposition: 91,586 shares. This represents a net increase of 2,170 shares due to an exercise of stock options in February 1999.

         Number of shares as to which there is shared power to dispose or to direct the disposition: None, which is the same as previously reported.

In addition to Mr. Forbes, the other voting co-trustees in the Badger Meter Officers' Voting Trust are:
 Mr. Richard A. Meeusen, Vice President-   Mr. Ronald H. Dix, Vice President-
 Finance & Treas.                          HR & Admin.
 Badger Meter, Inc.                        Badger Meter, Inc.
 4545 W. Brown Deer Road                   4545 W. Brown Deer Road
 Milwaukee, WI  53223                      Milwaukee, WI  53223
 Manufacturer of flow measurement          Manufacturer of flow measurement and
 and control products                      control products.

      c) The total number of shares of Common Stock is 541,874 less than previously reported. A portion of this reduction is due to 303,914 shares of Common Stock repurchased by Badger Meter, Inc. from several trusts for Wright family members held in the Badger Meter Voting Trust for which Mr. Forbes was a trustee, and one senior and one retired officer of Badger Meter, Inc. for $36.8875 per share on August 13, 1999. The remainder of such reduction is due to the termination of the Badger Meter Voting Trust and the withdrawal of shares by a former participant in the Officers' Voting Trust.

      d) The Badger Meter Officers' Voting Trust holds 349,602 shares of Common Stock for the benefit of up to 30 officer-participants of Badger Meter, Inc. The beneficiaries of the Officers' Voting Trust have the right to receive all dividends on and proceeds from any sale of the shares of stock which they have deposited into the Badger Meter Officers' Voting Trust.

      e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The shares reported in Item 5(d) are held by the Badger Meter Officers' Voting Trust as of August 17, 1999, as a depository for shares owned beneficially by certain officers of Badger Meter, Inc. Shares so deposited are voted exclusively by three voting co-trustees; the reporting person, James L. Forbes, plus Messrs. Dix and Meeusen. Messrs. Dix, Forbes and Meeusen disclaim beneficial ownership of shares other than those shares which have been deposited by them individually.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



------------------------------                 ------------------------------
           Date                                           Signature
                                                    James L. Forbes, Trustee
                                                          Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)